EXHIBIT 4.1

Certificate Number: 00001 Number of Shares: 50,000 KHOB Merge Sub Limited Incorporated in the British Virgin Islands (the Company) Company Number: 2177788 Share Class: Class A Ordinary This is to certify that KHEOBA Limited of OMC Chambers, Wickhams Cay 1 , Road Town, Tortola, British Virgin Islands is the registered holder of 50 , 000 Class A Ordinary shores in the Company, subject to the Memorandum and Articles of Association of the said Company . Issued this 27th day of May, 2025 Director